**FORM 6-K**

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**


**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

**December 21, 2007**


Commission File Number: 001-10579

**COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.**
(Exact name of registrant as specified in its charter)

**TELECOMMUNICATIONS COMPANY OF CHILE**
(Translation of registrant's name into English)

**Avenida Providencia No. 111, Piso 22**
**Providencia, Santiago, Chile**
(Address of principal executive offices)


**Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:**
Form 20-F  X                            Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ___        No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes ___        No  X

**Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

Yes ___                                    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

# Compañía de Telecomunicaciones de Chile, S.A.

## TABLE OF CONTENTS

Item

**Item 1.**

**Material Events of Compañía de Telecomunicaciones de Chile S.A.**

At the meeting held on December 20, 2007, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. (the "Company") appointed Mr. Raúl Morodo Leoncio as Alternate Director to replace Mr. Luis Cid Alonso, who had resigned. Moreover, the Board informed of the dissolution of the subsidiary Telefónica Internet Empresas S.A. ("TIE") after Compañía de Telecomunicaciones de Chile accumulated 100% of its shares, transferring all of TIE's assets and liabilities to the Company, which will be its continuing legal entity.

Reported to the Chilean Securities and Exchange Commisssion on December 20, 2007

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Date: December 21, 2007**

**COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.**

By /s/  Isabel Margarita Bravo C.

Name: Isabel Margarita Bravo C.
Title:  Financial Director